Exhibit 99.1

IAMGOLD shareholders re-elect board of directors

TSX: IMG    NYSE: IAG

TORONTO, May 12, 2014 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that shareholder voting at the Company's annual and special meeting of shareholders on May 7, 2014, has resulted in the election of all the directors listed as nominees in management's information circular dated April 2, 2014.

Results of the shareholder voting were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	145,566,624	98.43	2,323,204	1.57
Donald K. Charter	142,840,088	96.59	5,049,740	3.41
W. Robert Dengler	145,531,188	98.41	2,358,640	1.59
Guy G. Dufresne	146,053,401	98.76	1,836,427	1.24
Richard J. Hall	146,079,840	98.78	1,809,988	1.22
Stephen J. J. Letwin	144,816,223	97.92	3,073,605	2.08
Mahendra Naik	136,648,171	92.40	11,241,657	7.60
William D. Pugliese	136,851,959	92.54	11,037,869	7.46
John T. Shaw	144,674,173	97.83	3,215,655	2.17
Timothy R. Snider	145,193,534	98.18	2,696,294	1.82

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx,

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952  Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738  Mobile: (647) 280-0519

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 08:00e 12-MAY-14